FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of December, 2006
                                21 December 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky  Broadcasting  Group plc
                announcing Total Voting Rights released on 21 December 2006



                       British Sky Broadcasting Group plc
                                ("the Company")


Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, the Company would like to notify the market of the following:

As at 21 December 2006, the Company's issued share capital consists of 1,752,842,599 ordinary shares with a nominal value of 50p each ("Ordinary Shares"), with voting rights of one vote per Ordinary Share. The Company does not hold any Ordinary Shares in treasury.

Therefore, the total number of Ordinary Shares with voting rights is 1,752,842,599.

The above figure of 1,752,842,599 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.


Enquiries:
Alex White
Assistant Company Secretary
Tel: 020 7705 3081


21 December 2006


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 21 December 2006               By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary